Filed by Slack Technologies, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Slack Technologies, Inc.

Commission File No.: 001-38926

This filing relates to the proposed merger of Slack Technologies, Inc., a Delaware Corporation (“Slack”), with Skyline Strategies I Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of salesforce.com, inc., a Delaware corporation (“Salesforce”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 1, 2020, by and among Salesforce, Merger Sub I, Skyline Strategies II LLC, a Delaware corporation and a wholly owned subsidiary of Salesforce, and Slack.

The following article was published in The Irish Independent on December 10, 2020.

No Slacker: how Cal Henderson’s €23bn work software giant will handle the force of Benioff, Microsoft and its Dublin office

Last week, Slack and Salesforce announced an acquisition agreement worth $27.7bn (€22.9bn). It’s the biggest tech deal of the year and one of the biggest of all time. This week, Slack co-founder Cal Henderson spoke exclusively to technology editor Adrian Weckler about keeping a separate identity, the tech industry, remote working, Ireland’s place in the world and other things.

By Adrian Weckler

Cal Henderson’s version of how he and Slack co-founder Stewart Butterfield began working together sounds like the pilot episode of a Netflix dramedy.

It’s 2002. Henderson, a British video game obsessive who runs a fan website covering Butterfield’s online game, breaks into the latter’s company’s internal mailing list to pick up whatever he can on the sly.

“I really wanted to know what was happening inside the company to help me as a player and to run this fan site,” he tells me on a Zoom link from San Francisco.

But when the intrusion is discovered, Butterfield offers him a job instead of censure.

20 years later, Henderson and Butterfield are still going. They stand over Slack, the seminal work communications tool that Salesforce has just agreed to pay $27.7bn (€22.9bn) for in a blockbuster takeover.

The deal leaves Butterfield standing to gain around $2bn, with Henderson looking at realising something in the region of $750m.

Slack was actually the pair’s fourth effort. The first, an online game whose hook was that it never ended, morphed into the second, the photo-sharing service Flickr (sold to Yahoo for $35m). The third go was also a game, this time called Glitch. But it fizzled. Butterfield, Henderson and others were able to pivot it — this time into a work-messaging application that they called Slack.

Today, Slack has 130,000 paying customers, including most of the biggest US firms, and over 12m users overall. It’s widely considered to have changed workplace communications, sparking Microsoft into something of a copycat move (Teams). Its global expansion has seen it move to Ireland, too, where it maintains a 165-strong Dublin office.

Those who use Slack rely on it heavily as an effective way of sharing things such as documents, PDFs and other files with colleagues. It’s also handy for simply messaging them. It’s a lot more flexible than email and a lot more powerful than Whatsapp.

Yet even with all of this, Slack has faced steep odds in battling Microsoft, which has gone from zero to 115m Teams users in four years because of its existing customer base, who simply switched it on. In the same period, Slack has gone from 4m to 12m users — a healthy growth rate, but not anywhere near that of Microsoft.

What might Butterfield and Henderson have seen happen with their growth figures in 2020, had they been part of a much bigger sales and customer network? A network such as, say, Salesforce’s?

Looked at this way, it might be hard to turn away interest from such a big company. I put this to Henderson directly: is the acquisition by Salesforce something of a rescue mission for Slack’s future growth?

“No, I don’t think that’s a fair comment,” he says. “On the one hand, Microsoft is a juggernaut, a Death Star. Depending on the week, they’re the biggest company in the world, a formidable competitor. But we have no problem competing against them. And you can see that when you look around the US and elsewhere. We have two thirds of the Fortune 100 as customers, from the biggest telcos to the biggest media companies to the biggest consumer electronic brands. We’re actually dominant in the technology. So we really don’t have any problem competing. It’s just that we think that combined with Salesforce, we can just accelerate that growth and get to where we want to go significantly quicker.”

From a financial perspective, both Butterfield and Henderson (as well as a few others) will be handsomely rewarded when the acquisition goes through next year. Even still, is there any pang of regret at being subsumed into a different company, a different organisation? As one of the founders, does he feel at risk of losing just a bit of an edge in how he thinks of his work for Slack, now that it’s part of another parent organisation and it’s not ‘theirs’?

“No, I don’t think it does,” he says. “I think, in many ways, it’s actually the opposite. It might be easier to focus on just building the product, instead of, you know, thinking about quarter to quarter stuff, like financials, and how the market will react to short term change.”

No pangs at all, then?

“All other things being equal, if it was [a choice of] Slack being independent or Slack being acquired, then it would be better if it is independent. But I think that what we’re trading off in this acquisition is the chance to be a much greater success together.”

In a note to employees last week, Stewart Butterfield promised that Slack would remain a distinct, separately-branded organisation with its own identity. Even still, one practical issue crops up: offices. Do they merge in places like Dublin? Or do they stay apart, in the spirit of separate entities? It may seem a secondary matter, but Salesforce is building its own ‘Salesforce Tower’ on Dublin’s Quays. Slack’s office setup is a little deeper into Dublin 2 but it is also currently re-assessing its office options here. What might happen there?

“The intention is that we keep all of our major offices, globally,” says Henderson. “Our office happens to be just across the way from Salesforce’s office in San Francisco. We can see each other’s headquarters. If there was no integration at all, then this whole thing wouldn’t make sense. On the other hand, it’s not to save money on real estate. It’s to accelerate this vision for the future of work.”

He adds that this isn’t an immediate point to consider as the deal won’t close until next year. It’s only at that time, he says, that the finer points of any integration process will start to be ironed out.

A wider point is the existence of offices themselves. Slack is part of the overall armoury that allows us drift toward ‘distributed’ working. Put this together with a work-from-home pandemic and you’re left with an obvious question for the co-founder of one of the pre-eminent work software apps: why have offices at all?

As with many working-life-balance issues, the world is looking at what the tech sector does for early signs on what may become the norm. But so far, the biggest tech firms have cautiously held true to the tenet that offices are critical to creative thinking and productive work. Henderson comes from this viewpoint but says his thinking is now changing.

“Prior to the pandemic, I was a real remote working sceptic,” he says. “If you had asked me in February whether it was possible for our organisation to go remote overnight and have everybody work from home, I would have said that there’s no way we could be productive. I thought that this just works for small companies and that it can’t work for large companies. Luckily, I’ve been proven wrong.”

Does that mean Slack will eventually downsize its own offices?

“We are still going to have offices,” he says. “But they’ll feel very different. They’ll be more like meeting spaces or collaborative spaces and less like assigned desks for every employee. When we asked employees, there’s a number of people who want to just go back to how they were pre-pandemic, being in an office five days a week. I totally understand that, especially in cities where people don’t necessarily have the ability to work from home physically. To have a work-life separation makes a lot of things more straightforward. Although it’s important to remember that they’re working during a pandemic. They can’t go out and see people or socialise or travel. So it’s not necessarily an indication of what full working from home would be like.”

About 20pc of Slack’s staff would be happy to work from home full time, Henderson adds.

“But the majority of people like the flexibility of having an office they can come into two or three days a week and working from home the rest of it,” he says. “That will mean that the nature of the office is going to change from being the place where people come in every day, and sit at an individual desk with headphones to get individual work done to the place that people come to do collaborative work, or build social connections to their colleagues.

And so I don’t know exactly what that’s going to look like, but it’s going to feel very, very different.”

Henderson is one of the more atypical Silicon Valley founders around. Born in Cambridge, he attended university in Birmingham before a varied early career in programming and publishing (with the UK publisher Emap).

He has lived in San Francisco for two decades and is settled there with a family. All around him, though, people are leaving. Or at least they say they are.

“We have definitely seen a sizable number of people move away from San Francisco, often to move back to where their families are,” he says. “And they have no intention of coming back.”

If enough talented executives or engineers are located outside San Francisco, it may challenge the city’s pre-eminence as a place you have to move to if you’re ambitious.

This brings up a perennial question: can a company like Slack be created and scaled outside San Francisco? Or even outside the US?

“In theory it’s possible,” he says. “But it’s just higher risk. It’s a really a question of whether you can get the talent. When we were early stage, we pivoted from being a game company that had failed into something else. We were trying to convince people to come and work at this company. Our pitch was ‘we’ve just had a failure, but we’re going to try something new and it’s definitely going to work this time, so come join a 10-person startup’. Now that’s a reasonable proposition in the [San Francisco] Bay Area. But it is just much harder in a more sceptical landscape. And I think that’s really the key thing that holds back the startup ecosystem in in the UK, or in a lot of Europe. For better or worse, [joining a risky company] is glamourised in the Bay Area. Or it’s, at least, a great thing you can do. But in a lot of the rest of the world, the reaction is ‘why would you do that? Why don’t you go get a real job?’ [In the rest of the world] if the company fails, which is going to happen nearly all of the time, it’s seen as a black mark instead of a reasonable bet that failed. And so I think that attracting initial talent is just harder in those places.”

So where might that leave Ireland? Last month, the founder and CEO of Cloudflare, Matthew Prince, roused sensitivities here by suggesting that he wouldn’t consider the country for an office as it was unwelcoming and had dreadful weather. No-one other than an Irish person, he sniffed, would actually want to move here.

While he took some online criticism for his Twitter post, was Prince simply being candid about a genuine view of Ireland in Silicon Valley?

“I don’t think that’s reflective of a wider opinion, no,” says Henderson. “I mean, the weather does suck but I’m from the UK so it’s no different. But I can think of several advantages for American companies. The time zone is good, for starters, as anywhere east of there is going to be more challenging. We certainly have no trouble with folks moving to Dublin. When I look at our Dublin office, we have people from, I think, twenty or more different countries in that office. People have moved there from all over Europe to join that office. Obviously, being part of the EU is hugely important. So I’m very glad we picked Dublin. It also happens to be one of our nicest offices.”

…..

To hear or watch the full interview with Cal Henderson, stream or download the Irish Independent’s video podcast, The Big Tech Show, from Friday lunchtime at Independent.ie/podcasts/the-big-tech-show or search for ‘The Big Tech Show’ on any podcast player.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Salesforce.com, Inc. (“Salesforce”) and Slack Technologies, Inc. (“Slack”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Salesforce or Slack stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Salesforce or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Salesforce or Slack do business, or on Salesforce’s or Slack’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Salesforce to successfully integrate Slack’s operations; the ability of Salesforce to implement its plans, forecasts and other expectations with respect to Salesforce’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Salesforce’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in Salesforce’s and Slack’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Salesforce nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Salesforce intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Slack and that also constitutes a prospectus of Salesforce. Each of Salesforce and Slack may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Salesforce or Slack may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Salesforce and Slack. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Salesforce, Slack and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Salesforce will be available free of charge on Salesforce’s website at www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Slack will be available free of charge on Slack’s website at investor.slackhq.com or by contacting Slack’s Investor Relations department at ir@slack.com.

Participants in the Solicitation

Salesforce, Slack and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Salesforce, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Salesforce’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2020, and Salesforce’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 5, 2020, as well as in a Form 8-K filed by Salesforce with the SEC on June 1, 2020. Information about the directors and executive officers of Slack, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 5, 2020, and Slack’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Salesforce or Slack using the sources indicated above.